                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1

                        HALLMARK FINANCIAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                SHARES OF COMMON STOCK, PAR VALUE $0.03 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    40624Q104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 22, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------                                        ------------------
CUSIP No. 40624Q104                   13D                      Page 2 of 9 Pages
----------------------                                        ------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    5,334,001
  OWNED BY
    EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,334,001
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    5,334,001
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     48.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 40624Q104                   13D                      Page 3 of 9 Pages
----------------------                                        ------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    5,334,001
  OWNED BY
    EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,334,001
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    5,334,001
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     48.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 40624Q104                   13D                      Page 4 of 9 Pages
----------------------                                        ------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    5,334,001
  OWNED BY
    EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,334,001
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    5,334,001
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     48.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 40624Q104                   13D                      Page 5 of 9 Pages
----------------------                                        ------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    5,409,001
  OWNED BY
    EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,409,001
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    5,409,001
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     48.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 40624Q104                   13D                      Page 6 of 9 Pages
----------------------                                        ------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

       Item 2 is hereby amended and restated as follows:

Item 2.     Identity and Background.
            -----------------------

            (a)-(c) This statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership ("NP"), Newcastle Capital Management,  L.P., a Texas
limited  partnership  ("NCM"),  Newcastle Capital Group,  L.L.C, a Texas limited liability  company ("NCG"),  and Mark E. Schwarz (together with NP, NCM and NCG, the "Reporting  Persons").  Because Mark Schwarz is the managing  member of NCG, which is the general partner of NCM (with Mark Schwarz, NCG and NCM, hereinafter referred to as the "Controlling Persons"),  which in turn is the general partner of NP, the  Controlling  Persons  may be deemed,  pursuant  to Rule 13d-3 of the
Securities  Exchange Act of 1934, as amended (the "Act"),  to be the  beneficial owners of all  shares of Common  Stock  held by NP. The  Reporting  Persons  are filing this joint  statement,  as they may be considered a "group" under Section
13(d)(3)  of the Act.  However,  neither  the fact of this  filing nor  anything contained  herein shall be deemed to be an admission  by the  Reporting  Persons that such a group exists.

            As stated  above,  Mark Schwarz is the  managing  member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The principal  place of business for each of the Reporting Persons is 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

            (d) During the last five years,  none of the Reporting  Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years,  none of the Reporting  Persons have been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Item 3 is hereby amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held directly by NP was approximately $2,063,134.48,  all of which was  obtained  from  NP's  working  capital.  NP also  directly  owns a currently exercisable option to purchase 50,000 shares of Common Stock which was purchased for nominal value, as further described in Item 6 hereof. Mark Schwarz directly owns options  exercisable within 60 days of the date hereof to purchase

----------------------                                        ------------------
CUSIP No. 40624Q104                   13D                      Page 7 of 9 Pages
----------------------                                        ------------------

75,000  shares  of  Common  Stock,   which  options  were  provided  to  him  as
consideration for his service as a director of the Issuer.

            Item 5(a)-(b) is hereby amended and restated as follows:

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 11,049,133  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2002.

            As of the  filing  date of this  statement,  NP  beneficially  owned
5,334,001 shares of Common Stock,  including  50,000 shares  currently  issuable upon the  exercise  of an  option  at an  exercise  price of  $.375  per  share, representing  approximately  48.1% of the issued and outstanding Common Stock of the Issuer.

            NCM, as the general partner of NP, may be deemed to beneficially own the  5,334,001  shares of Common Stock  beneficially  owned by NP,  representing approximately 48.1% of the issued and outstanding Common Stock of the Issuer.

            NCG,  as the  general  partner of NCM,  which in turn is the general partner of NP, may also be deemed to  beneficially  own the 5,334,001  shares of
Common Stock beneficially owned by NP,  representing  approximately 48.1% of the issued and outstanding Common Stock of the Issuer.

            Mark Schwarz,  as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 5,334,001 shares of Common Stock  beneficially owned by NP, representing  approximately  48.1% of the issued and outstanding Common Stock of the Issuer. In addition, Mr. Schwarz directly owns options exercisable within 60 days of the date hereof to purchase 75,000 shares at an exercise price of $.6875 per share,  which,  together  with the Common  Stock  beneficially  owned by NP, represents 48.4% of the issued and outstanding Common Stock.

            (b) By virtue of his position with NP, NCM and NCG, Mark Schwarz has the sole power to vote and  dispose of the shares of Common  Stock  reported  in this statement.

            Item 5(c) is hereby amended to add the following:

            (c)  During  the  past 60 days,  NP  entered  into  the  transaction described in Item 6 hereof.

            Item 5(d) is hereby amended and restated as follows:

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such shares of the Common Stock.

            Item 6 is hereby amended and restated as follows:

----------------------                                        ------------------
CUSIP No. 40624Q104                   13D                      Page 8 of 9 Pages
----------------------                                        ------------------

Item 6.     Contracts, Arrangements, Understandings or
            Relationships With Respect to Securities of the Issuer.
            -------------------------------------------------------

            On December 6, 2002,  NP  purchased  for nominal  value,  subject to obtaining  the consent of the Issuer,  an option to  purchase  50,000  shares of
Common Stock of the Issuer from a former director of the Issuer.  On January 22,
2003, such existing option was cancelled and the Issuer  simultaneously  granted directly to NP a new option which may be exercised upon issuance and up to March
10, 2010 at a price of $.375 per share.

----------------------                                        ------------------
CUSIP No. 40624Q104                   13D                      Page 9 of 9 Pages
----------------------                                        ------------------

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    January 27, 2003        NEWCASTLE PARTNERS, L.P.

                                  By: Newcastle Capital Management, L.P.,
                                      its general partner
                                  By: Newcastle Capital Group, L.L.C.,
                                      its general partner

                                  By: /s/ Mark Schwarz
                                     -------------------------------------------
                                        Mark Schwarz, Managing Member

                                  NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                  By: Newcastle Capital Group, L.L.C.,
                                      its general partner

                                  By: /s/ Mark Schwarz
                                     -------------------------------------------
                                         Mark Schwarz, Managing Member

                                  NEWCASTLE CAPITAL GROUP, L.L.C.

                                  By:/s/ Mark Schwarz
                                     -------------------------------------------
                                        Mark Schwarz, Managing Member

                                  /s/ Mark Schwarz
                                  ----------------------------------------------
                                  MARK SCHWARZ